Exhibit 12




SEARS ROEBUCK ACCEPTANCE CORP.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                       2002          2001          2000

(dollars in millions)

INCOME BEFORE INCOME TAXES           $  200        $  221        $  248

PLUS FIXED CHARGES:

   Interest                             768           853           951
   Amortization of debt
      discount/premium                   14            13            15
                                    -------       -------       -------
TOTAL FIXED CHARGES                     782           866           966
                                    -------       -------       -------
EARNINGS BEFORE INCOME TAXES
   AND FIXED CHARGES                 $  982        $1,087        $1,214
                                    =======       =======       =======

RATIO OF EARNINGS TO FIXED
   CHARGES                             1.26          1.26          1.26